SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2023

Commission File Number: 333-225519-01

HYDRO ONE LIMITED

(Translation of Registrant’s name into English)

483 Bay Street, South Tower, 8th Floor, Toronto Ontario M5G 2P5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE LIMITED

/s/ Paul Harricks
Name: Paul Harricks
Title: Chief Legal Officer
Date: January 24, 2023

EXHIBIT INDEX

99.1 News release dated January 24, 2023